Exhibit 99.10

Points International Releases Results of Annual Meeting

Toronto, Canada, May 3, 2013 – Points International Ltd. (TSX: PTS; NASDAQ: PCOM), the global leader in reward currency management, announced today that all resolutions put to the annual meeting of shareholders held on May 2, 2013 were passed on a show of hands. The following votes were received with respect to each director nominee:

	Number of Shares For	Number of Shares Withheld
Christopher Barnard	5,762,497	689,155
Michael Beckerman	5,762,497	689,155
Bernay Box	5,762,437	689,215
Douglas Carty	5,762,573	689,079
Bruce Croxon	5,762,513	689,139
Robert MacLean	5,761,057	690,595
John Thompson	5,304,517	1,147,135

As a vote for each motion was taken by a show of hands, the number of votes disclosed reflects only those proxies received by management in advance of the meeting.

In addition, KPMG LLP was re-appointed as the auditors of the Company with 10,198,424 shares voted for and 756,784 shares voted against.

About Points

Points, publicly traded as Points International Ltd. (TSX: PTS; NASDAQ: PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points’ solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 45 partners worldwide. In addition to these services, Points’ unique SaaS products allow eCommerce merchants to add loyalty solutions directly to their online stores, rewarding customers for purchases at the point-of-sale.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 4th largest Canadian software company and the 40th largest Canadian technology company by the 2013 Branham300 list. Points also ranked 40th among PROFIT Magazine's top 200 Canadian companies by five-year revenue growth. For more information on Points, please visit www.Points.com, follow us @PointsBiz on Twitter or read the Points Loyalty News blog.

Contact:
Addo Communications
Laura Bainbridge / Kimberly Esterkin
laurab@addocommunications.com / kimberlye@addocommunications.com
(310) 829-5400